Filed by First Citizens Bancshares, Inc.

(Commission File No.: 001-16715)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

The following articles were published on http://www.americanbanker.com/ and http://newsobserver.com/, respectively:

AMERICAN BANKER

Market Realities Prompt Family to Merge Carolina Banks

by Robert Barba

JUN 11, 2014 4:40pm ET

SHARED MISSION: "Merging will enable us to leverage the existing teamwork between our two banks and capitalize on each other's particular strengths," says Frank Holding Jr., chairman and chief executive of First Citizens BancShares.

First Citizens BancShares' latest acquisition is a merger that many believe should have happened years earlier.

The Raleigh, N.C., company has been an aggressive acquirer, with a focus on failed banks [link to http://www.americanbanker.com/gallery/top-bidders-for-failed-banks-1067695-1.html]. On Tuesday, it announced a written-in-the stars deal, agreeing to buy First Citizens Bancorp. in Columbia, S.C., for more than $635 million [link to http://www.americanbanker.com/issues/179_112/first-citizens-deal-to-create-biggest-family-owned-bank-1068003-1.html].

The merger will join companies that are majority owned by the Holding family. It also continues a trend of mergers between banks that once resisted what outsiders viewed as inevitable pairings. Such deals are beginning to create a new generation of regional players.

"Merging will enable us to leverage the existing teamwork between our two banks and capitalize on each other's particular strengths," Frank Holding Jr., chairman and chief executive of the North Carolina company, said in a statement.

The companies share "a common culture and values, similar business philosophies and a commitment to customers, so the proposed merger makes sense," added Holding, who is also a director of First Citizens Bancorp. Holding is expected to run the company when the deal closes later this year.

The Holding family's interest in First Citizens BancShares dates back to 1918 when Robert P. Holding joined the bank as an assistant cashier. By the mid-1930s, he was president and chairman. In 1964, his three sons, including Frank Holding's father, bought the bank that would become First Citizens Bancorp.

The banks, while separate, have some overlap [link to http://www.americanbanker.com/issues/175_148/first-citizens-1023542-1.html]. The South Carolina bank's clients are allowed to conduct some transactions at First Citizens BancShares due to a processing arrangement. (First Citizens Bancorp. paid the North Carolina company nearly $26 million last year for consulting and data processing services.)

There are some distinctions, though. The $8.5 billion-asset First Citizens Bancorp. operates only in South Carolina and Georgia. The $22.2 billion-asset First Citizens BancShares has more than 400 offices in 17 states, including far-flung markets in California, Arizona and Colorado.

Still, industry observers say the merger has long made sense given the companies' common ownership, deep-rooted ties and similar brand names.

"This is a very logical deal and something they should have done a long time ago," says Lee Burrows, chief executive of Banks Street Partners, an Atlanta investment bank that has handled mergers in the Carolinas.

"The average person in their markets doesn't realize they are different banks," says Neil Grayson, a partner at Nelson Mullins. "I think a lot of people already thought it was one bank, so this might make life easier."

The merger's timing speaks to the forces that are pushing other banks to pursue highly anticipated deals.

"We know that, in order to compete and be successful well into the future, we must grow into a larger organization that operates more efficiently and effectively," Holding said. "Strategic mergers, executed with discipline and prudence, are an excellent way to achieve this."

In that regard, the merger is similar to the growing trend of multi-bank holding companies streamlining operations by collapsing bank charters.

"They're running separate banks and there's a lot of cost associated with that," says B.T. Atkinson, also a partner at Nelson Mullins. "We've seen holding companies do that with subsidiaries. Think about the costs associated with two bank holding companies."

Besides the forces associated with compliance and heightened regulation, First Citizens BancShares could also be eager to offset the dwindling value of assets covered by loss-share agreements with the Federal Deposit Insurance Corp. Analysts have identified declining accretable yield associated with failed-bank deals as a motivation for some serial buyers to pursue open-bank deals.

First Citizens BancShares disclosed in April that its first-quarter earnings fell 148% from a year earlier. The company said "expected declining loan balances within the FDIC-assisted loan portfolio" contributed to its declining profit.

News & Observer: First Citizens Bank buys SC-based bank

By David Ranii

dranii@newsobserver.com June 11, 2014 Updated 20 hours ago

Read more here: http://www.newsobserver.com/2014/06/11/3927000/first-citizens-bank-buys-sc-based.html#storylink=cpy

Raleigh-based First Citizens Bank will become the sixth-largest bank headquartered in the Southeast with its acquisition of a 176-branch bank based in South Carolina with a similar name – First Citizens Bank and Trust – and a family connection.

The deal to purchase the South Carolina bank, technically a merger, is valued, at a minimum, at $636.9 million. When completed, Raleigh-based First Citizens will have more than 575 branches in 18 states and the District of Columbia.

“I think it makes a great franchise,” said Bill Wagner, a Raleigh-based investment banker with Raymond James. “It makes two strong banks even stronger.”

“Banking benefits from efficiency and consolidation and scale and getting bigger,” Wagner added.

The combination will create the nation’s largest family-controlled bank. It will boast $30.7 billion in assets, $26.1 billion in deposits and $18 billion in loans.

“We believe the proposed merger will make us a better, stronger, more efficient bank in a competitive banking environments,” Frank Holding Jr., chairman and CEO of the Raleigh bank, said in an interview.

First Citizens of North Carolina is a publicly traded bank, but the Holding family owns a controlling interest – 52.2 percent of the voting stock. Frank Holding Jr. is the third generation of the Holding family to lead the company.

The Holding family also owns a controlling interest – 63.9 percent of the voting stock – in the financial institution the Raleigh bank is acquiring, First Citizens Bank and Trust Co., which is based in Columbia and has branches in South Carolina and Georgia.

“Being a family-controlled bank, we understand the decisions we make today can have profound consequences for many, many years to come,” Holding Jr. said. “So we believe this proposed merger will help us solidify our place in the financial arena and strengthen our foundation for the future.”

Three Holding brothers – Frank Holding Jr.’s father and two uncles – acquired control of the South Carolina bank in 1964, when it had just a single branch. Today Frank Holding Jr. sits on the board of directors of the South Carolina bank.

Given the family ties, speculation about combining the two banks has swirled within banking circles for years.

“I think this deal has been talked about for as long as I have been around,” Wagner said. “It’s been a deal that made sense for a number of reasons.”

New competitors

So why do the deal now?

Tony Plath, a finance professor at UNC Charlotte, speculated it’s a response to consolidation within the banking industry that is creating new regional competitors with a presence in both North Carolina and South Carolina – something neither of the First Citizens have today.

In addition, Plath said, putting the two banks together positions the combined bank to do “bigger and better deals” in the future.

The deal will give Raleigh-based First Citizens entree into the South Carolina market, where First Citizens Bank and Trust has 156 branches — more than any other bank in the state. However, the South Carolina bank ranks fourth in deposits in the state, according to Federal Deposit Insurance Corp. data.

Holding will lead the combined business. The chairman and CEO of the South Carolina bank, Jim Apple, 61, intends to retire when the deal is completed.

“With the need to identify the new leadership structure for the combined company, I think my retirement at this time, it’s coming at a good time for the company, it’s coming at a good time for me and really for my family also,” Apple said.

Apple, who joined the South Carolina bank in 1993, said during his tenure the bank’s assets increased six-fold via a combination of opening new banks and acquiring new banks. Apple has been the bank’s CEO since 1998.

Combining the two First Citizens, he added, “is a way for us to take a giant growth step at one time.”

Wall Street approves

The reaction to the deal from investors in the Raleigh-based bank was upbeat. Investors in the South Carolina-based bank were jubilant.

Shares of Raleigh-based First Citizens closed Wednesday at $251.91, up 7 percent. Shares of South Carolina-based First Citizens, an over-the-counter stock that is thinly traded, closed at $1,025, up 45 percent.

The leadership team of the combined bank, which will be announced later, will include executives from both organizations, the banks said in a joint announcement.

The South Carolina bank posted net income of $51.9 million last year, compared with $61.5 million in 2012.

Existing relationship

The two banks have a history of working together. Since the mid-1990s, they have had what Holding referred to as a “vendor-client relationship,” with the Raleigh bank providing information technology and data processing services to the South Carolina bank.

The deal was forged by a special committee of independent directors of each board and has been approved by each company’s board of directors.

The deal calls for shareholders of South Carolina’s First Citizens Bancorporation to receive 4 shares of Raleigh’s First Citizens BancShares Class A common stock and $50 in cash. Alternatively, shareholders can elect to receive 3.58 shares of Class A stock and 0.42 shares of Class B stock.

The ultimate total value of the deal will range between $636.9 million and $676.4 million, depending on the options chosen by shareholders.

[Text and image appearing in sidebar]

Frank B. Holding Jr., chairman and CEO of First Citizens BancShares Inc. and First Citizens Bank (North Carolina).

FIRST CITIZENS BANCSHARES, INC. — Globe Newswire

This information may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, First Citizens BancShares will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement that will include a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Once available, a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents will also be available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

•	First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/corporate-profile/, direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.
•	First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, direct a proxy request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.